Exhibit 99.1

NOTICE OF GENERAL MEETING

BIODEXA PHARMACEUTICALS PLC

(Incorporated and registered in England and Wales with registered no. 09216368)

Notice is hereby given that a general meeting (“GM”) of the members of Biodexa Pharmaceuticals PLC (the “Company”) will be held at 1 Caspian Point, Caspian Way, Cardiff, Wales, CF10 4DQ on 11 June 2025 at 1:00 p.m. to consider and, if thought fit, pass the following resolutions. Resolutions 1 and 2 will be proposed as ordinary resolutions and Resolutions 3 and 4 will be presented as special resolutions (collectively, the “Resolutions” and each a “Resolution”).

ORDINARY RESOLUTIONS

1.	THAT, subject to and conditional on the passing of Resolution 4, each of the issued ordinary shares of £0.00005 each in the capital of the Company be subdivided and redesignated into one ordinary share of £0.000001 each and 49 D deferred shares of £0.000001 each (such D deferred shares having the rights and being subject to the restrictions set out in the articles of association of the Company adopted pursuant to Resolution 4).

2.	THAT the Directors of the Company be generally and unconditionally authorised in accordance with Section 551 of the Companies Act 2006 (the “Act”), in addition to any existing authorities to allot equity securities to the extent unused, to exercise all powers of the Company to allot shares in the Company or to grant rights to subscribe for or convert any security into shares in the Company (“Rights”) up to an aggregate nominal value of £476,954.10, provided that this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2028 (unless renewed, varied or revoked by the Company prior to or on that date), except that the Company may, before such expiry, make an offer or agreement which would or might require shares in the Company to be allotted or Rights to be granted after such expiry and the Directors may allot shares in the Company or grant Rights in pursuance of that offer or agreement as if the authority conferred by this Resolution had not expired.

SPECIAL RESOLUTIONS

3.	THAT, subject to and conditional upon the passing of Resolution 2, the Directors of the Company be and hereby generally empowered pursuant to Sections 570 of the Act to allot equity securities (within the meaning of Section 560 of the Act) wholly for cash, in addition to any existing authorities to allot equity securities to the extent unused, pursuant to the authority conferred by Resolution 2 as set out in this Notice, as if Section 561 of the Act did not apply to such allotment, provided that this power shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2028 (unless renewed, varied or revoked by the Company prior to or on that date), except that the Company may, before such expiry, make an offer or agreement which would or might require shares to be allotted or the granting of rights to subscribe for, or convert any security into, shares in the Company after such expiry and the Directors may allot shares and grant rights to subscribe for, or convert such security into, shares in the Company in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.

4.	THAT, subject to and conditional on the passing of Resolution 1, the draft articles of association tabled at the meeting, initialled by the Chairman, and available on the Company’s website, www.biodexapharma.com and labelled the ‘New Articles’, be approved and adopted as the new articles of association of the Company in substitution for and to the entire exclusion of the Company’s existing articles of association.

By order of the Board

Stephen Stamp

Company Secretary

Registered office:

1 Caspian Point
Caspian Way
Cardiff, Wales
CF10 4DQ

Date: 22 May 2025

EXPLANATORY NOTES TO THE RESOLUTIONS

Resolutions 1 and 2 are ordinary resolutions which require a simple majority of more than 50% of votes to be cast in favour to be passed. Resolutions 3 and 4 are special resolutions which require a 75% majority of the votes to be cast in favour to be passed.

Ordinary Resolutions

Resolution 1 - Subdivision and Redesignation of Existing Ordinary Shares

It is proposed that each of the 28,906,308,922 existing ordinary shares of £0.00005 each in the capital of the Company (the “Existing Ordinary Shares”) will be subdivided and redesignated into one ordinary share of £0.000001 each (“New Ordinary Shares”) and 49 D deferred shares of £0.000001 each (the “D Deferred Shares”) (the “Share Capital Reorganisation”).

The Company is proposing the Share Capital Reorganisation in order to ensure that the aggregate nominal value of the Existing Ordinary Shares that represent the Company’s American Depositary Shares listed on the NASDAQ Capital Market (“ADSs”), which currently represent 10,000 Existing Ordinary Shares, will be sufficiently below the trading price of the ADSs. It is only the nominal value of the New Ordinary Shares which will change to £0.000001 each, compared to the current nominal value of the Existing Ordinary Shares of £0.00005 each.

The entitlements to Existing Ordinary Shares of holders of securities or instruments convertible into ordinary shares (such as options or warrants) will not change as a result of the Share Capital Reorganisation.

As is standard, it is proposed that each D Deferred Share will have very limited rights and will effectively be valueless. The Company will not issue any share certificates in respect of D Deferred Shares. The D Deferred Shares shall have the rights and restrictions as set out in the New Articles (as defined below) and shall not entitle the holder thereof to receive notice of or attend and vote at any general meeting of the Company or to receive a dividend or other distribution. A D Deferred Share shall entitle the holder thereof to participate in any return of capital on a winding up of the Company but only after the liabilities of the Company have been paid and after the holders of New Ordinary Shares have received the sum of £100 for each New Ordinary Share held by them and the holder of a D Deferred Share shall have no other right to participate in the assets or profits of the Company. A D Deferred Share is liable to be cancelled without payment of any consideration to the holder of the D Deferred Share.

This resolution will be proposed as an ordinary resolution and is conditional on the passing of Resolution 4. Assuming no further Existing Ordinary Shares are issued before the GM and that the Resolutions are passed, the Company will have 28,906,308,922 New Ordinary Shares, 1,000,001 A Deferred Shares, 4,063,321,418 B Deferred Shares, 126,547,389,518 C Deferred Shares and 1,416,409,137,178 D Deferred Shares.

The ISIN in respect of the Existing Ordinary Shares will remain unchanged in respect of the New Ordinary Shares.

If you hold your Existing Ordinary Shares in uncertificated form, you should expect to have your CREST account updated to reflect holdings of the New Ordinary Shares instead of the Existing Ordinary Shares to which you are entitled on the implementation of the Share Capital Reorganisation on 12 June 2025 or as soon as practicable after the Share Capital Reorganisation becomes effective. The Record Date for the Share Capital Reorganisation will be 6:00 p.m. on 11 June 2025.

Following the Share Capital Reorganisation, existing share certificates will continue to be valid.

Resolution 2 – General authority to allot new shares

This resolution will be proposed to enable the Directors to obtain additional shareholder authority to allot ordinary shares in the capital of the Company without the prior consent of shareholders for a period expiring at the conclusion of the Annual General Meeting of the Company to be held in 2028.

The Company’s current intention is to add to, and diversify, its development pipeline with a continued focus on rare and orphan products and/or oncology. With limited cash resources, it is likely any acquisitions of additional development products will be for share consideration and will require attendant financings in order to progress them through proof-of-concept. Accordingly, the Board is seeking sufficient authorities to provide the flexibility to make such acquisitions and financings.

This resolution will allow the Directors to allot ordinary shares up to an aggregate maximum nominal amount of £476,954.10.

Special Resolutions

Resolution 3 – General disapplication of pre-emption rights

Under Section 561 of the Companies Act 2006, if the Directors wish to allot any equity securities for cash (other than in connection with any employee share scheme) they must offer them to existing shareholders in the first instance in proportion to their holdings (known as “pre-emption rights”).

This resolution will give the Directors the authority to allot equity securities for cash without first being required to offer such shares to existing shareholders for a period expiring at the conclusion of the Annual General Meeting to be held in 2028. If approved, the resolution will empower the Directors to issue shares on a non-pre-emptive basis pursuant to the authority conferred by Resolution 2 for cash up to an aggregate maximum nominal amount of £476,954.10.

This resolution will be proposed as a special resolution and is conditional on the passing of Resolution 2.

Resolution 4 – Adoption of New Articles of Association

In connection with the Share Capital Reorganisation, the Company proposes to adopt new articles of association (the “New Articles”) in substitution for and to the exclusion of the Company’s existing articles of association (the “Existing Articles”) in order to make consequential amendments to the Existing Articles to include provisions in respect of the ‘D Deferred Shares’.

The Existing Articles and the New Articles (and a comparison of the two showing the proposed amendments) are available for inspection on the Company’s website at www.biodexapharma.com and at the Company’s registered office at 1 Caspian Point, Caspian Way, Cardiff, Wales, CF10 4DQ during normal business hours until the time of the GM. The members will also have the opportunity to inspect the Existing Articles and the New Articles (and a comparison of the two showing the proposed amendments) at the GM.

This resolution will be proposed as a special resolution and is conditional on the passing of Resolution 1.

NOTES

Proxies

1.	Holders of Existing Ordinary Shares are entitled to attend and vote at the GM. The total number of issued Existing Ordinary Shares in the Company on 20 May 2025, which is the latest practicable date before the publication of this document, is 28,906,308,922. On a vote by show of hands every member who is present in person or by proxy shall have one vote. On a poll vote every member who is present in person or by proxy shall have one vote for every Existing Ordinary Share of which he is the holder.

2.	A member of the Company entitled to attend, speak and vote at this meeting is entitled to appoint one or more proxies to attend, speak and vote in that member’s place. A member may appoint more than one proxy in relation to this meeting provided that each proxy is appointed to exercise rights attached to a different share or shares held by that member. A proxy need not also be a member. Completion and return of a Form of Proxy (or any CREST Proxy Instruction, as described in notes 7 to 10) will not preclude a member from attending and voting at the meeting should the member so decide. A Form of Proxy has been sent to all registered holders of shares. If you wish to appoint multiple proxies please photocopy the Form of Proxy, fill in each copy in respect of different shares and send the multiple forms together to the Company’s registrars, Neville Registrars Limited, in accordance with note 3 below. Alternatively, you may appoint multiple proxies by CREST Proxy Instruction in accordance with notes 7 to 10 below.

3.	To be valid, the Form of Proxy and any power of attorney or other authority (if any) under which it is signed (or a copy certified notarially, or in some other manner approved by the Board) must be completed and returned so as to reach the Company’s registrars, Neville Registrars Limited, at: Neville House, Steelpark Road, Halesowen B62 8HD by 1:00 p.m. on 9 June 2025 (or, if the meeting is adjourned, not less than 48 hours (excluding non-working days) before the time fixed for the holding of the adjourned meeting).

4.	In the event that a poll is demanded at the meeting, and such poll is to be taken more than 48 hours thereafter, the Form of Proxy (together with any documents of authority required by note 3) may be returned to the Company’s registrars, Neville Registrars Limited at the address in note 3 above so as to arrive not later than 24 hours before the time appointed for such poll. In the event that a poll is demanded at the meeting, and such poll is not taken at the meeting, but is taken less than 48 hours after the meeting, the enclosed Form of Proxy (together with any documents of authority required by note 3) may be delivered at the meeting to the chairman of the meeting or to the secretary or any director of the Company.

5.	Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001 (as amended), to be entitled to attend and vote at the meeting (and for the purpose of determining the number of votes a member may cast), members must be entered on the register of members of the Company at 6:00 p.m. on 9 June 2025.

6.	In the case of joint holders, the signature of only one of the joint holders is required on the Form of Proxy, but the vote of the senior (by order in the register of members) who tenders a vote will be accepted to the exclusion of the others.

7.	CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so for this meeting and any adjournment(s) thereof by utilising the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

8.	In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & International Limited’s (“Euroclear”) specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by the Company’s agent (ID 7RA11) by the latest time for proxy appointments set out in note 3 above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the Company’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

9.	CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings (www.euroclear.com/site/public/EUI).

10.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 (as amended).

11.	A corporation which is a member can appoint one or more corporate representatives who may exercise, on its behalf, all its powers as a member provided that no more than one corporate representative exercises powers over the same share.